EXHIBIT 99.4
                                                                    ------------


                                CEO CERTIFICATION

                       PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Advantage Energy Income Fund (the "Company"), Advantage Oil & Gas Ltd. and Advantage ExchangeCo Ltd. on Form 40F/A for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kelly Drader, President and Chief Executive Officer of Advantage Oil & Gas Ltd., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                          /s/ Kelly Drader
Date: November 14, 2005                   --------------------------------------
                                          Kelly Drader
                                          President and Chief Executive Officer
                                          of Advantage Oil & Gas Ltd.